Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 31, 2015, relating to the consolidated financial statements and financial statement schedule of Presbia PLC, an Irish public limited company, (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to allocations of expenses from Presbia Holdings, the Company’s ultimate controlling shareholder, and arrangements with related parties) appearing in the Annual Report on Form 10-K of Presbia PLC for the year ended December 31, 2015 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Los Angeles, California
April 15, 2016